[Letterhead of Bondy & Schloss LLP]



                                                               February 11, 2005



VIA EDGAR & FEDERAL EXPRESS
---------------------------

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 0304

Attn.:   Russell Mancuso,
         Branch Chief

                  Re:      CDEX Inc.
                           Registration Statement on Form SB-2
                           SEC File No. 333-121796

Ladies and Gentlemen:

         We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to the Registration Statement on Form SB-2 (the "Registration Statement") of CDEX Inc. (the "Company") by letter dated January 7, 2005 to Mr. Malcolm H. Philips, Jr. and have set forth below our responses. Our responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 1 (the "Amendment") to the Registration Statement which reflects, where appropriate, the comments in your letter.

Selling Shareholders -- Page 35 to 36
-------------------------------------

1. We note that your selling shareholders table will be completed by amendment. Please confirm our assumption that you intend to file a completed selling shareholders table prior to submitting a request for acceleration of the effective date of the registration statement.

         Response:

         The Company has updated the table to include all names of selling shareholders, their holdings and the number of shares offered.

2. Please update your financial statements to comply with Item 310(g) of Regulation S-B.

         Response:

         The Company has updated its financial statements accordingly.

         In addition to the foregoing, the Company has updated the disclosure in the Registration Statement to reflect the inclusion of the updated financial statements and new developments in its business and operations.

         Please do not hesitate to contact the undersigned with any questions. Thank you.

                                                   Very truly yours,

                                                   /s/ Jeffrey A. Rinde
                                                   --------------------
                                                   Jeffrey A. Rinde

Encl.
cc:      Tim Buchmiller